INDEPENDENT ACCOUNTANTS' REPORT

The Bear Stearns Funds
383 Madison Avenue
New York, New York 10179

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that the Bear Stearns Funds (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2003, and with respect to agreement of security purchases and sales, for the period from March 31, 2003 (the date of our last examination) through December 31, 2003:

     o Confirmation of all securities held by institutions in book entry form for the account of Custodial Trust Company ("CTC") by The Depository Trust Company, Chase Manhattan Bank, BankOne Clearing Centre, Citibank, NA, and/or Federated Investors, agents of CTC;

     o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     o Reconciliation of all such securities to the books and records of the Funds and the Custodian;

     o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with CTC's records; and

     o Agreement of 10 security purchases and 10 security sales or maturities since our last report from the books and records of the Funds' to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
February 13, 2004

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940



We, as members of management of The Bear Stearns Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2003, and from March 31, 2003 (the date of Deloitte & Touche LLP's last examination) through December 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, and from March 31, 2003 (the date of Deloitte & Touche LLP's last examination) through December 31, 2003, with respect to securities reflected in the investment account of the Funds.




/S/ FRANK J. MARESCA
--------------------
Frank J. Maresca
Executive Vice President, Bear Stearns Asset Management



/S/ VINCENT PEREIRA
-------------------
Vincent Pereira
Vice President, Bear Stearns Asset Management

                       UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549

                       FORM N-17F-2

    Certificate of Accounting of Securities and Similar
               Investments in the Custody of
              Management Investment Companies

-------------------------------------
             OMB APPROVAL
-------------------------------------
OMB NUMBER                  3235-0360
EXPIRES:                JULY 31, 1994
ESTIMATED AVERAGE BURDEN
HOURS PER RESPONSE ..............0.05
-------------------------------------


                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
--------------------------------------------------------------------------------- ------------------------------------

1. Investment Company Act File Number:                                            Date examination completed:

811-08798                                                                         DECEMBER 31, 2003

--------------------------------------------------------------------------------- ------------------------------------
2. State identification Number:

      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      AL                 AK                 AZ                 AR                 CA                CO
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      CT                 DE                 DC                 FL                 GA                HI
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      ID                 IL                 IN                 IA                 KS                KY
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      LA                 ME                 MD                 MA                 MI                MN
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      MS                 MO                 MT                 NE                 NV                NH
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      NJ                 NM                 NY                 NC                 ND                OH
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      OK                 OR                 PA                 RI                 SC                SD
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      TN                 TX                 UT                 VT                 VA                WA
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------

      WV                 WI                 WY                 PUERTO RICO
      ----------------------------------------------------------------------------------------------------------------
      Other (specify):

----------------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement: BEAR STEARNS FUNDS


----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
4. Address of principal executive officer (number, street, city, state, zip code):

     383 Madison Avenue, 23rd Floor, New York, New York 10179

----------------------------------------------------------------------------------------------------------------------

February 20, 2004


Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:      Rule 17f-2
         Bear Stearns Funds
         Registration No. 811-08798, CIK No. 0000931145

Ladies and Gentlemen:

On behalf of our client BEAR STEARNS FUNDS, we are filing electronically one copy of the EDGARized version of our examination report dated February 13, 2004, submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2003.

Yours truly,


/S/ TIM MUNDY
-------------
Tim Mundy
Partner


Enclosure